OPINION OF COUNSEL



	I am counsel to The Berwyn Funds (the "Fund").
This letter is being submitted in connection with the registration statement filed by the Fund with the U.S.
Securities and Exchange Commission to register the Fund as an investment company and to register its shares for sale to the public.

	The Fund is a Delaware Business Trust that was organized and registered on February 4, 1999. On that date the Board of Trustees adopted an Agreement and Declaration of Trust. Under the terms of the Agreement and Declaration of Trust, the Fund has the authority, among other things, to issue an unlimited number of shares that represent a beneficial interest in the Fund. The Board of Trustees may also authorize the division of the Fund's shares into separate serials.

	On February 4, 1999, the Board of
Trustees authorized, in accordance
with Article 111, Sections 1 and 6 of the
Agreement and Declaration of Trust, that two series of shares of beneficial interest be established and designated as follows, with an unlimited number of shares allocated to each series:

	1.  Berwyn Fund series; and
	2.  Berwyn Income Fund series.

	The Board of Trustees further determined that each share of a series of the Fund shall represent a proportionate interest in and have equal rights with each other share of that series with respect to the assets of the Fund pertaining to that series.
Such shares shall have the same preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption, as set forth in the Declaration.

	Based upon the foregoing it is my opinion that the shares of the Fund, when offered to the public will be legally issued, fully paid and non-assessable.



							Kevin M. Ryan
							Kevin M. Ryan
							Counsel to The Berwyn Funds